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                                                               EXHIBIT 99.(H)(4)

                       AMENDMENT TO EXPENSE CAP AGREEMENT

THIS AMENDMENT TO EXPENSE CAP AGREEMENT ("Amendment"), effective as of March 1, 2000, is entered into between Hotchkis and Wiley, as investment advisor ("Advisor"), and Hotchkis and Wiley Funds (individually, a "Fund" and collectively, the "Funds").

      WHEREAS, pursuant to an Expense Cap Agreement dated January 26, 1999 (the "Agreement"), the Advisor agreed to limit expenses of certain of the Funds through February 29, 2000; and

      WHEREAS, the Advisor and the Funds desire to extend the period of such expense limits; and

      WHEREAS, shareholders of the Funds benefit from any expense limits agreed to by the Advisor;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements in this Amendment, the parties, intending to be legally bound, hereby agree as follows:

A. Extension of Period of Expense Limits. The Advisor agrees to continue the expense limits set forth in the Agreement through February 28, 2001.

B. Imposition of Expense Limits. The Advisor agrees to limit the annual operating Expenses of the Small Cap Fund to 1.25% of the average net assets of the Investor Class and to 1.50% of the average net assets of the Distributor Class through February 28, 2001.

C. Confirmation of Agreement. Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect and is hereby ratified and confirmed.

IN WITNESS WHEREOF, the parties have executed this Amendment effective as of the date first above written.

Hotchkis and Wiley,                       Hotchkis and Wiley Funds
  a division of Merrill Lynch
  Asset Management, L.P.

/s/                                       /s/
Michael Baxter                            Nancy D. Celick
Co-Head                                   President